UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
_______________________
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
Date: November 14, 2017
Commission File Number: 000-53808
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Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)
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354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F □    Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): □
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): □
Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes □    No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	2017 Q3 Financial Statements
99.2	2017 Q3 MD&A
99.3	2017 Q3 CEO Certificate
99.4	2017 Q3 CFO Certificate
99.5	2017 Q3 Earnings Press Release
99.6	2017 Q4 Preferred Share Dividend Press Release
99.7	2017 Q4 Common Share Dividend Press Release

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date:	November 14, 2017	By: (signed) "David Bronicheski"
Name: David Bronicheski
Title: Chief Financial Officer